UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 10, 2013

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Turquoise Hill Resources Ltd.

File No. 5-79590 – CF#29905

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Rio Tinto plc, Rio Tinto International Holdings Limited, 7999674 Canada Inc. and 46117 Yukon Inc. (collectively, "Applicants") submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from exhibits to an amended Schedule 13D filed on July 3, 2013, as further amended on July 9, 2013 and August 14, 2013.

Based on representations by the Applicants that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 99.Q	through July 9, 2023
Exhibit 99.S	through August 14, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Elizabeth M. Murphy
Secretary